CanAlaska Uranium Ltd. CVV - TSX.V CVVUF - OTCBB DH7 – Frankfurt

February 14, 2014

Via E-Mail - MarloweJ@SEC.GOV

Ms. Julie Marlowe

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CanAlaska Uranium Ltd.

Form 20-F for the Fiscal Year Ended April 30, 2013

Filed July 30, 2013

Response dated January 29, 2014

File No. 000-28792

Dear Ms. Marlowe:

As per our discussion with Mr. George K Schuler, Mining Engineer, on February 3, 2014, please see our revised draft of the proposed amendment to our disclosure in response to comments 1, 2 and 4. below.

Revised proposed Amendment to Disclosure - Highlighted in yellow.

Only those paragraph which have been revised are shown.

1.	West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2013, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator under the supervision and guidance of Dr. Karl Schimann,, P. Geo. and Mr. Peter Dasler, P. Geo. and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

The West McArthur project is located between 6 and 30 kilometres west of the producing McArthur River uranium mine operated by Cameco Corp., and covers approximately 36,000 hectares. On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for West McArthur were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107561, S-107562, S-107563, S-107565, S-107773, S-108010, S-108011, S-108012, S-111412 S-111413, S-111511 and S-111512. The mineral rights to West McArthur are valid and in good standing with the earliest claim requiring renewal in October 2029 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

Tel: +1-604-688-3211 Fax: +1-604-688-3217 #1020 - 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

www.canalaska.com Email: info@canalaska.com

The next drill programs are dependant on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded 50% by CanAlaska and 50% by Mitsubishi.

2.	Cree East Project, Saskatchewan – Korean Consortium

The project is accessible during the winter drill season by seasonal winter ice roads and winter trails and during the summer exploration season by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for Cree East were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The claim numbers are as follows, S-107757, S-107774, S-107775, S-107776, S-107777, S-107778, S-107779, S-107780, S-108357, S-108358, S-108382, S-108383, S-108384, S-108385, S-108386, S-108387 and S-111809. The mineral rights to Cree East are valid and in good standing with the earliest claim requiring renewal in November 2020 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a planned program of geophysics to be performed by an external third party for winter field season 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees. CanAlaska acts as project operator under the supervision and guidance of Dr. Karl Schimann,, P. Geo. and Mr. Peter Dasler, P. Geo.

3.	NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies in northwest Manitoba just east of the border of northeast Saskatchewan, between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. It is 70 kilometres north of the community of Lac Brochet. As at April 30, 2013, CanAlaska holds a 100% interest in this property. The mineral exploration licenses for NW Manitoba were applied for and acquired between January 2005 and April 2006 from the Department of Innovation, Energy and Mines in the province of Manitoba, Canada. The exploration licenses are as follows, 166B, 236B and 247B. The mineral exploration licenses are valid with the earliest license requiring renewal in January 2014. The Company has applied to renew the mineral exploration licenses with the Department of Innovation, Energy and Mines in the province of Manitoba for a further 5 year period. The Company will not incur a renew fee as CanAlaska has enough assessment credits for the renewal.

The property is accessible during the winter exploration period by ski equipped aircraft of by ski-doo from Lac Brochet. During the summer exploration period, the property is accessible by air and water. There is no physical plant or permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

Should you have any question or additional comments, I can be contacted by phone at (604) 688-3211 ext. 317 or email at hchan@canalaska.com.

Your truly,

CanAlaska Uranium Ltd.

/s/ Harry Chan

Chief Financial Officer